SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of September 6, 2006

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On September 6, 2006, Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s condensed consolidated unaudited financial results for the three and six months ended June 30, 2006. A copy of such press release and the registrant’s quarterly report for the three and six months ended June 30, 2006 are attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Quarterly Report for the three and six months ended June 30, 2006 for Global Crossing (UK) Telecommunications Limited.

99.2	Press release dated September 6, 2006, regarding Global Crossing (UK) Telecommunications Limited’s unaudited financial results for the three and six months ended June 30, 2006.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT FOR THE

THREE AND SIX MONTHS

ENDED JUNE 30, 2006

Global Crossing (UK) Telecommunications Limited

Item 1.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Income Statements (unaudited)

(in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2005	2006	2005	2006
Revenue	3	£60,399	£59,888	£120,837	£118,492
Cost of sales		(34,928)	(36,021)	(70,624)	(70,716)

Gross profit		25,471	23,867	50,213	47,776

Distribution costs		(2,672)	(2,454)	(5,274)	(5,226)
Administrative expenses		(11,986)	(14,021)	(27,179)	(27,238)

		(14,658)	(16,475)	(32,453)	(32,464)

Operating profit		10,813	7,392	17,760	15,312
Finance revenue		145	742	632	1,188
Finance charges		(11,981)	(1,769)	(22,132)	(7,598)

(Loss)/profit before tax		(1,023)	6,365	(3,740)	8,902
Tax (charge)/benefit	4	(1,170)	—	890	2,100

(Loss)/profit for the period		£(2,193)	£6,365	£(2,850)	£11,002

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Statement of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At December 31, 2004	£101	£23,062	£(2,398)	£(239,870)	£(219,105)
Gain on cash flow hedge taken to equity	—	—	2,839	—	2,839
Transfers to consolidated income statement on cash flow hedge	—	—	251	—	251
Loss for the period	—	—	—	(2,850)	(2,850)
Share-based payment	—	907	—	—	907

At June 30, 2005	£101	£23,969	£692	£(242,720)	£(217,958)

At December 31, 2005	£101	£25,151	£1,908	£(231,878)	£(204,718)
Loss on cash flow hedge taken to equity	—	—	(3,203)	—	(3,203)
Transfers to consolidated income statement on cash flow hedge	—	—	(230)	—	(230)
Profit for the period	—	—	—	11,002	11,002
Share-based payment	—	540	—	—	540

At June 30, 2006	£101	£25,691	£(1,525)	£(220,876)	£(196,609)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2005	June 30, 2006
		(unaudited)
Non current assets
Intangible assets, net	£1,296	£1,833
Property, plant and equipment, net	129,005	125,542
Investment in associate	4	163
Retirement benefit asset	1,106	1,004
Derivative financial instrument	1,245	—
Trade and other receivables (including amounts receivable from related parties of £nil and £27,566, respectively)	3,669	30,611
Deferred tax asset	8,148	6,740

	144,473	165,893

Current assets
Trade and other receivables (including amounts receivable from related parties of £4,526 and £2,656, respectively)	59,954	47,085
Deferred tax asset	5,693	9,200
Derivative financial instrument	415	—
Cash and cash equivalents	44,847	23,414

	110,909	79,699

Total assets	£255,382	£245,592

Current liabilities
Trade and other payables (including amounts payable to related parties of £6,704 and £7,830, respectively)	£(68,486)	£(58,933)
Senior secured notes	(13,997)	—
Deferred revenue	(30,823)	(33,244)
Provisions	(2,980)	(2,768)
Obligations under finance leases	(6,681)	(7,101)
Derivative financial instrument	—	(441)

	(122,967)	(102,487)

Non current liabilities
Trade and other payables	—	(718)
Senior secured notes	(195,097)	(203,137)
Deferred revenue	(103,850)	(99,718)
Retirement benefit obligation	(2,922)	(2,620)
Provisions	(11,603)	(11,194)
Obligations under finance leases	(23,661)	(21,225)
Derivative financial instrument	—	(1,102)

	(337,133)	(339,714)

Total liabilities	(460,100)	(442,201)

Net liabilities	£(204,718)	£(196,609)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	25,151	25,691
Hedging reserve	1,908	(1,525)
Accumulated deficit	(231,878)	(220,876)

Total Equity	£(204,718)	£(196,609)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Condensed Consolidated Cash Flow Statements (unaudited)

(in thousands)

	Six Months Ended June 30,
	2005	2006
Operating activities:
(Loss)/profit for the period	£(2,850)	£11,002
Adjustments for:
Finance costs, net	21,500	6,410
Income tax	(890)	(2,100)
Depreciation of property, plant and equipment	8,076	10,560
Amortization of intangible assets	571	538
Share based payment expense	907	540
Loss/(gain) on disposal of property, plant and equipment	407	(46)
Increase/(decrease) in provisions	1,237	(937)
Other	(49)	(359)

Operating cash flows before movements in working capital	28,909	25,608
Decrease trade and other receivables	14,810	13,207
Decrease trade and other payables	(19,763)	(9,896)

Cash generated from operations	23,956	28,919
Interest paid	(12,645)	(13,115)

Net cash provided by operating activities	£11,311	£15,804

Investing activities:
Interest received	£710	£1,552
Proceeds from disposal of property, plant and equipment	10	8
Purchase of property, plant and equipment	(4,670)	(8,545)
Loans granted to related parties	—	(43,835)
Loan repayments received from related parties	—	16,114

Net cash used in investing activities	£(3,950)	£(34,706)

Financing activities:
Repayment of capital elements under finance leases	£(2,515)	£(2,531)

Net cash used in financing activities	£(2,515)	£(2,531)

Net increase/(decrease) in cash and cash equivalents	£4,846	£(21,433)
Cash and cash equivalents at the beginning of period	21,193	44,847

Cash and cash equivalents at the end of period	£26,039	£23,414

The accompanying notes are an integral part of these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. It markets these services through two channels, enterprise services and carrier services.

The Company is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited (“Bidco”), a company organized under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

2. Accounting Policies

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2005 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). These financial statements are as of and for the three and six month periods ended June 30, 2006 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2005 annual report on Form 20-F. These condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

3. Revenue

Substantially all revenue arises from sales to customers in the UK. Revenues for the three and six months ended June 30, 2005 and 2006 consist of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Provision of telecommunication services	£59,134	£58,702	£118,378	£116,042
Long term indefeasible rights to use (“IRU”) agreements	1,265	1,186	2,459	2,450

Revenue from customers	60,399	59,888	120,837	118,492
Finance revenue	145	742	632	1,188

Total revenue	£60,544	£60,630	£121,469	£119,680

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

The Company operates as one reportable business segment with revenue derived from two types of third party customers, enterprise and carrier customers primarily located within the UK. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. The carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Enterprise	£55,865	£54,370	£111,766	£108,122
Carrier data	4,115	4,024	8,240	8,261

	59,980	58,394	120,006	116,383
Carrier voice	419	1,494	831	2,109

Revenue from customers	£60,399	£59,888	£120,837	£118,492

4. Taxation

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Deferred income tax:
Relating to origination and reversal of temporary differences	£(1,170)	£—	£890	£2,100

Income tax (charge)/benefit	£(1,170)	£—	£890	£2,100

5. Analysis of changes in net debt

	Cash and Cash Equivalents	Finance Leases	Senior Secured Notes
	(in thousands)
At December 31, 2005	£44,847	£(30,342)	£(209,094)
Cash flows	(21,433)	2,531	—
Other changes	—	(515)	5,957

At June 30, 2006	£23,414	£(28,326)	£(203,137)

As required by the indenture governing the senior secured notes (the “Indenture”), within 120 days after the end of the period beginning on December 23, 2004 and ending December 31, 2005 and for each twelve month period thereafter, GCUK must offer (the “Annual Repurchase Offer”) to purchase a portion of the senior secured notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of “Designated GCUK Cash Flow” from that period. “Designated GCUK Cash Flow” means GCUK’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. On April 18, 2006, GCUK commenced its Annual Repurchase Offer for the period from December 23, 2004 to December 31, 2005 and offered to purchase for cash up to £14.7 million in principal amount plus accrued interest of the senior secured notes. The Annual Repurchase Offer expired on May 17, 2006 with no senior secured notes tendered.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

In these condensed consolidated financial statements, any movements in foreign exchange associated with the US dollar denominated senior secured notes has been included within finance charges.

6. Restructuring

As a result of the slowdown in the telecommunications industry, GCL’s Board of Directors approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. Restructuring charges for all periods are included in administrative expenses in the condensed consolidated income statement. The table below details the movements in the restructuring reserve for the six months ended June 30, 2006:

Facility closures
(in thousands)
Balance at December 31, 2005	£9,311
Amounts charged to the condensed consolidated income statement	524
Adjustment from unwinding of discount	162
Utilized in the period	(1,481)

Balance at June 30, 2006	£8,516

This discounted facility closures provision is composed of continuing building lease obligations, estimated decommissioning costs and broker commissions for the restructured sites (an aggregate of £39.2 million as of June 30, 2006), offset by the discounted anticipated receipts from existing and future third-party subleases. As of June 30, 2006, anticipated third-party sublease receipts were £30.7 million, representing £22.9 million from subleases already entered into and £7.8 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021.

7. Related parties

Transactions with Group Companies

The Company has a number of operating and financial relationships with GCL and other Group Companies. For example, the Company benefits from a broad range of corporate functions conducted by the GC Group, including senior management activities, human resources, corporate development and other functions and services. In addition, the Company has historically assisted the GC Group in terminating voice traffic within the UK while the GC Group assists the Company with terminating international voice traffic. The Company provides capacity and other services on its network to the GC Group, and certain of its personnel may have functional responsibilities for both its business and GC Group’s European and global businesses. The Company also shares tax losses accrued by it and some of its affiliates with other UK entities of the GC Group.

The costs of these functions and services have been historically allocated on the basis that the GC Group believes is a reasonable reflection of the utilization of each service provided or the benefit received by each of the Group Companies. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by the Company if it had performed these functions or received these services as a stand-alone entity.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

In connection with its recapitalization during the fourth quarter of 2004, the Company formally entered into a series of intercompany agreements with the GC Group that were effective as of October 1, 2004, to document the way these relationships are governed and to formalize the method of payment for the services. Fees for these services are generally estimated and paid quarterly, with an annual make-whole payment for any outstanding amounts. The intercompany agreements are substantially the same as those that had previously informally governed the relationship between the GC Group and the Company, with the exception of the payment terms. The Company’s Board of Directors approved the terms of each intercompany agreement, which may be terminated (i) at the request of any party to such agreement with one year’s prior written notice or (ii) immediately in the event of a change of control as defined in the Indenture, or (iii) upon the maturity, redemption or defeasance of the senior secured notes, in each case pursuant to the terms of the Indenture.

Under the terms of the Indenture, GCUK is permitted to loan cash to GCL and other Group companies.

There were no loans due to or from Group Companies at December 31, 2005. On April 12, 2006, the Company approved an intercompany credit agreement (the “credit agreement”). As at June 30, 2006, there were loans of US$50.4 million (£27.6 million as of June 30, 2006) due by Group Companies. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, have an effective interest rate of 13.5% and mature coincidentally with the principal outstanding on the senior secured notes. GCUK also made loans to other Group Companies of US$30.4 million (£17.1 million) in April 2006 which were repaid in May 2006. Total finance revenue of £0.5 million (being interest income of £0.6 million, less a foreign exchange loss of £0.1 million) has been recognized in the condensed consolidated income statement for the three and six months ended June 30, 2006, in respect of these loans. There were no loan balances due to Group Companies as at June 30, 2006. Details of trading balances with Group Companies are shown below.

There have been no material changes in the nature of the related party transactions with Group Companies during the six months ended June 30, 2006. The nature of these transactions are described in the audited consolidated financial statements and related notes included within the Company’s annual report on Form 20-F.

The following presents a summary of the total cost of/(income for) the services included in costs of sales(1) and administrative expenses(2) in the condensed consolidated income statements for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
Corporate services(2)	£2,102	£2,078	£4,457	£3,815
Shared resources(2)	304	165	461	406
Voice termination services(1)	(1,439)	(134)	(3,032)	(1,147)
Leased asset income(1)	—	(710)	—	(1,350)
Other transactions(2)	16	54	42	94

	£983	£1,453	£1,928	£1,818

As at December 31, 2005 and June 30, 2006, the intercompany receivables balances, excluding loans, were £4.5 million and £2.7 million, respectively, and intercompany payables balances were £6.7 million and £7.8 million, respectively.

8. Contingencies

UK Office of Fair Trading

In 2002, an investigation was commenced by the United Kingdom Office of Fair Trading (“OFT”) regarding an allegation that various subsea cable operator entities, including the Company, had engaged in an illegal agreement collectively to boycott a location within the UK as a location for the landing of subsea telecommunications cables. The Company responded to that investigation in 2002 denying the allegation.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

In August 2003, the OFT extended its investigation in respect of allegations of price fixing and information sharing on the level of fees that the subsea entities would pay landowners for permission to land submarine telecommunication cables on their land in the UK. The Company responded to that investigation in October 2003, denying that it had engaged in any illegal activities. The Company cooperated fully with the investigation and has supplied additional factual materials including a number of formal witness statements. By a letter dated January 24, 2006, the OFT notified the Company that it had provisionally decided to close both investigations. In a letter dated June 23, 2006, the OFT formally notified the Company that it was terminating its investigation with no finding of liability adverse to the Company.

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s condensed consolidated balance sheet, condensed consolidated income statement or condensed consolidated cash flow statements.

9. Subsequent Events

On August 25, 2006, GCL announced that its subsidiary, GC Acquisitions UK Limited, has made a cash offer to acquire all of the issued and to-be-issued share capital of Fibernet Group Plc, a provider of specialist telecommunications networks to large enterprises and other telecommunications and Internet Service Providers primarily located in the UK and Germany.

10. Contractual obligations

Operating leases—The Company as lessee

The Company has entered into commercial leases on certain property, motor vehicles and equipment. These leases have an average life of between 1 and 113 years, with renewal options contained within some contracts.

The Company incurs lease costs on a property in London although Global Crossing Pan European Crossing Networks B.V (“Global Crossing PEC Networks”) and Global Crossing Pan European Crossing UK Ltd (“GC PEC UK”) are contractually liable for these. The directors confirm that, as the property’s beneficiary, it is the Company’s intentions to continue to meet all contractual costs on this property on behalf of GC PEC UK and GC PEC Networks and, accordingly, the commitment has been treated in these accounts as if it were the Company’s lease. Any lease income associated with this property is treated as income by the Company.

The following table presents a schedule of future minimum lease commitments payable under non-cancellable operating leases as at June 30, 2006.

Operating leases
(in thousands)
Within 1 year	£14,666
Within 2 years	14,429
Within 3 years	12,410
Within 4 years	10,075
Within 5 years	7,538
Thereafter	48,662

£107,780

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

Operating leases—The Company as a lessor

The following table presents a schedule of future minimum lease commitments receivable under non-cancellable operating leases as at June 30, 2006.

Operating leases
(in thousands)
Within 1 year	£3,019
In the second to fifth years inclusive	12,757
After 5 years	6,745

£22,521

The future minimum lease commitment receivable includes receipts from Group Companies of £19.9 million. All of the leases have payment commitments ranging from 1 to 25 years.

The schedules of future minimum lease commitments above do not include lease obligations related to the restructured properties.

Purchase commitments

The company has purchase commitments with third party access vendors that require it to make payments to purchase network services and capacity through 2008. Some of these access commitments require the Company to maintain minimum monthly volumes and/or billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for operations, administration and maintenance services for certain portions of its network through 2027. Further, the Company has purchase commitments with other vendors which are expected to be fulfilled within one year.

The following table summarizes the Company’s purchase commitments at June 30, 2006:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Cost of access service	£21,164	£33,026	£8,832	£1,965	£64,987
Third-party maintenance services	12,345	9,842	393	1,695	24,275
Other purchase commitments	11,884	—	—	—	11,884

Total	£45,393	£42,868	£9,225	£3,660	£101,146

Within other purchase commitments is £5.6m of committed, future capital expenditure, which is expected to be fulfilled within one year.

11. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with IFRS, which differs in certain material respects from United States Generally Accepted Accounting Principles (“US GAAP”). Such differences involve methods for measuring the amounts in the condensed consolidated financial statements, as well as additional disclosures required by US GAAP. The principal differences between IFRS and US GAAP applicable to the Company are quantified and described below. A more detailed discussion of the material differences in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with IFRS from the principles, practices and methods generally accepted in the United States of America is included within the Company’s 2005 annual report on Form 20-F. There have been no new material variations between IFRS and US GAAP accounting principles, practices and methods used in preparing these condensed consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

Condensed consolidated (loss)/profit & condensed consolidated shareholder’s equity

The effects of the application of US GAAP on the condensed consolidated (loss)/profit are set out below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
(Loss)/profit under IFRS	£(2,193)	£6,365	£(2,850)	£11,002
Push down of fresh start accounting:
Deferred income	(1,040)	(1,141)	(2,212)	(2,282)
Long term IRU agreements	(274)	(87)	(548)	(174)
Restructuring costs	13	49	12	175
Pensions	(4)	—	(8)	1
Dilapidation provisions	81	33	163	66
Share-based compensation	(90)	(35)	(116)	(189)
Income taxes	706	(525)	(729)	(2,542)

(Loss)/income under US GAAP	£(2,801)	£4,659	£(6,288)	£6,057

The effects of the application of US GAAP on the condensed consolidated shareholder’s equity are set out below:

	December 31, 2005	June 30, 2006
	(in thousands)
Equity reported under IFRS	£(204,718)	£(196,609)
Push down of fresh start accounting:
Reset equity	88,076	88,076
Deferred income	(10,975)	(13,257)
Amortization of intangibles	(1,444)	(1,444)
Long term IRU agreements	(760)	(934)
Restructuring costs	4,126	4,301
Pensions	(22)	(21)
Dilapidation provisions	319	385
Income taxes	(8,905)	(8,733)

Equity under US GAAP	£(134,303)	£(128,236)

Condensed consolidated statements of other comprehensive income

The following presents the Company’s condensed consolidated statements of comprehensive income prepared in accordance with US GAAP:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2006	2005	2006
	(in thousands)		(in thousands)
(Loss)/income under US GAAP	£(2,801)	£4,659	£(6,288)	£6,057
Other comprehensive income:
Unrealized gain/(loss) on derivative financial instrument	2,384	(2,746)	3,090	(3,433)

Comprehensive (loss)/income under US GAAP	£(417)	£1,913	£(3,198)	£2,624

There are no material tax effects related to the items included above.

Global Crossing (UK) Telecommunications Limited

Notes to the Condensed Consolidated Financial Statements (unaudited)—(continued)

Additional US GAAP Disclosures

Share-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 123R, “Share Based Payment,” (“SFAS 123R”) using the modified prospective method. SFAS 123R requires all share-based awards granted to employees to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Prior to the adoption of SFAS 123R, stock-based compensation expense was recognized using the fair value provisions of SFAS 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) which the Company adopted on December 9, 2003. The fair value method under SFAS 123R is similar to the fair value method under SFAS 123 with respect to measurement and recognition of stock-based compensation expense, except that SFAS 123R requires an estimate of future forfeitures whereas SFAS 123 permitted recognizing the impact of the forfeitures as they occur. As the Company estimated the impact of future forfeitures for the majority of its share-based payment plans upon adoption of SFAS 123, the impact on the Company’s consolidated results of operations or financial position of adopting SFAS 123R over the remaining service period is not considered to be significant. SFAS 123R also requires the realization of tax benefits in excess of amounts recognized for financial reporting purposes to be recognized as a financing activity rather than an operating activity in the consolidated statement of cash flows.

The Company recognized £0.8 million and £0.2 million, respectively, of non-cash stock related expenses for the three months ended June 30, 2005 and 2006, respectively, and £1.0 million and £0.6 million for the six months ended June 30, 2005 and 2006, respectively. The stock-related expenses for each period reflect stock-based awards outstanding during such periods, including awards granted both prior to and during such periods.

During the six months ended June 30, 2006, certain management employees of the Company were awarded an aggregate of 8,800 restricted stock units which vest on March 7, 2009 and 10,600 performance share opportunities which vest on December 31, 2008, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee can earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved. No payout will be made for performance below threshold, and the payout for performance above maximum is capped at 150% of the target opportunity. Actual payouts will be calculated using interpolation between threshold and target or target and maximum, as applicable. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2006 and 2007 earnings, cash use, and adjusted gross margin attributable to GCL’s enterprise, carrier data and indirect channel segment.

During the six months ended June 30, 2006, the Board of Directors of GCL adopted the 2006 Annual Bonus Program (the “2006 Bonus Program”). The 2006 Bonus Program is an annual bonus applicable to substantially all non-sales employees of the Group, which is intended to retain such employees and to motivate them to help the Group achieve its financial goals. Each participant is provided a target award under the 2006 Bonus Program expressed as a percentage of base salary. Actual awards under the 2006 Bonus Program will be paid only if GCL achieves specified earnings and cash flow goals. Bonus payouts under the 2006 Bonus Program will be made half in cash and half in fully vested shares of common stock of GCL; provided that the Compensation Committee of the Board of Directors of GCL retains discretion to use cash rather than shares as the Committee deems fit. To the extent common shares are used for payment of bonus awards, such shares shall be valued based on the closing price on the NASDAQ National Market on the date financial results are certified by the Compensation Committee and the Board of Directors of GCL.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our 2005 annual report on Form 20-F.

All references in this quarterly report to:

•	“we,” “us,” “our,” the “Company” and “GCUK” refer to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries;

•	the “issuer” refer to Global Crossing (UK) Finance PLC, a company organized under the laws of England and Wales, and our direct, wholly owned finance subsidiary that is the issuer of the 10.75% US dollar denominated senior secured notes and the 11.75% sterling denominated senior secured notes guaranteed by us and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCL,” “Global Crossing,” “our parent” and “our parent company” refer to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“Bidco,” “our immediate parent” and “our immediate parent company” refer to Global Crossing (Bidco) Limited, a company organized under the laws of England and Wales and our direct parent company by which we are directly wholly owned, and which is indirectly wholly owned by GCL;

•	“group companies” and “GC Group” refers to the group of companies owned directly or indirectly by GCL, including us;

•	“2005 annual report” and “annual report” refer to the annual report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on April 18, 2006; and

•	“senior secured notes” and “notes” refer to the US dollar denominated senior secured notes and the sterling denominated senior secured notes issued by the issuer on December 23, 2004 and to the US dollar denominated senior secured notes and the sterling denominated senior secured notes issued by the issuer on September 26, 2005 pursuant to the registered exchange offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance or strategies. Such risks, uncertainties and other important factors include, but are not limited to:

•	deficiencies we have identified in our internal controls and the possible difficulties and delays we face in improving such controls;

•	the level of competition in the marketplace;

•	technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in our customer contracts;

•	periodic reviews of our financial condition by certain of our governmental customers;

•	a change of control could lead to the termination of many of our government contracts;

•	the covenants in our Indenture restrict our financial and operational flexibility;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by the industry of next generation products;

•	the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent, and the determination of how these costs are shared;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations; and

•	our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation.

The foregoing cautionary discussion of risks and uncertainties related to our business summarizes factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing to be a complete discussion of all potential risks or uncertainties. In addition, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Form 6-K.

Executive Summary

Overview

We continue to be one of the leading providers in the UK of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary and the principal UK business of GCL.

Second Quarter 2006 Highlights

During the second quarter of 2006, our net profit increased by £8.6 million to £6.4 million from a loss of £2.2 million in the second quarter of 2005. The increase is primarily due to a £10.8 million decrease in net finance charges. The decrease is primarily as a result of favorable foreign exchange movements related to our US dollar denominated senior secured notes.

Revenues for the second quarter of 2006 were down 1% compared with the second quarter of 2005. This was primarily due to (i) the continuing run off of contract losses with Her Majesty’s Revenue and Customs (“HMRC”, into which Her Majesty’s Customs and Excise merged) and the Department for Work and Pensions (“DWP”), (ii) the previously disclosed cessation of the contract with Royal Bank of Scotland, and (iii) pricing reductions for certain telecommunication services. The revenue losses were partially offset by additional revenues from the British Council and MTS contracts and from other recently signed contracts such as the Crown Prosecution Service. We also experienced growth in carrier voice revenue.

As required by the Indenture, on April 18, 2006, GCUK commenced its Annual Repurchase Offer (defined below under “Liquidity and Capital Resources”) for the period from December 23, 2004 to December 31, 2005 and offered to purchase for cash up to £14.7 million in principal amount plus accrued interest of the senior secured notes. The Annual Repurchase Offer expired on May 17, 2006 with no senior secured notes tendered.

Regulatory

Following OFCOM’s publication in September 2005 of its Telecoms Strategic Review which detailed some 230 undertakings given by BT, BT has been working with the industry to implement the substantive structural, product and governance changes required.

These various developments have been broadly accepted in the telecommunications industry as positive although the implementation of the required changes has not been completed.

The impact of the implementation of BT’s 21st Century Network continues to be assessed carefully by our business and we remain of the opinion that this is a positive move forward for the industry, and one which is supportive to the overall competitive environment. BT has established a committee structure known as 21CN and we are involved in a number of workstreams aimed at developing the framework that will govern future network service and system interworking between ourselves and BT.

In late March 2006, a new industry body known as NGN UK was established by OFCOM. This multi-lateral industry group will address the essential aspects of the future interworking of ‘next generation’ IP networks, and is expected to cover issues that are not purely BT focused. Whilst NGN UK is, as a result of its very recent establishment, currently focused on organizing its structure, it is intended that NGN UK will establish interconnect rules for a core set of services that will be common between Next Generation Networks (‘NGN’s) and which will encourage efficient routing, network usage and investment.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), the application of which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2005 annual report on Form 20-F, as management believes there have been no significant changes regarding our critical accounting policies since such time.

Relationship with our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with group companies during the three or six months ended June 30, 2006. See “Relationship with our Parent Company and its Affiliates—Operational Relationships” in our 2005 annual report on Form 20-F.

Financial Relationships

We expect that we will, from time to time, upstream cash to our parent and other Group companies, subject to the restrictions in the covenants in the Indenture governing our senior secured notes (the “Indenture”) and as permitted by English law.

Loans to Group Companies

Following approval by the Company of the credit agreement, the Company made loans to Global Crossing Europe Limited (“GCE”) of US$30.4 million (approximately £17.1 million) in April 2006 as permitted under the Indenture. These loans were repaid in May 2006. Further loans of US$50.4 million (£27.6 million as of June 30, 2006) were made in May 2006 after the expiration of the Annual Repurchase Offer. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after consummation of the Annual Repurchase Offer, have an effective interest rate of 13.5% and mature coincidentally with the principal outstanding on the senior secured notes.

During the second quarter of 2006, GCL completed concurrent public offerings of common stock and convertible senior notes for total gross proceeds of US$384 million. GCL intends to use the proceeds from these offerings for general corporate purposes, which may include the acquisition of assets or businesses that are complementary to its existing business. In addition, during the second quarter of 2006, GCL entered into a working capital facility providing for up to US$55 million in loans and letters of credit (subject to various limits on availability) to fund GCL’s ongoing working capital requirements. Initial advances under this facility are subject to certain closing conditions. GCL has disclosed that it expects its operations to start generating positive cash flow at some point in time during the second half of 2006.

Results of Operations for the three months ended June 30, 2005 and 2006

The following table summarizes our profit and loss accounts for the three months ended June 30, 2005 and 2006.

	Three Months Ended June 30,
	2005	2006	Change	% Change
	(in thousands)
Revenue	£60,399	£59,888	£(511)	(1)%
Cost of sales	(34,928)	(36,021)	(1,093)	(3)%

Gross profit	25,471	23,867	(1,604)	(6)%

Operating expenses:
Distribution costs	(2,672)	(2,454)	218	8%
Administrative expenses	(11,986)	(14,021)	(2,035)	(17)%

	(14,658)	(16,475)	(1,817)	(12)%

Operating profit	10,813	7,392	(3,421)	(32)%

Finance revenue	145	742	597	NM
Finance charges	(11,981)	(1,769)	10,212	85%
Tax charge	(1,170)	—	1,170	NM

(Loss) / profit for the period	£(2,193)	£6,365	£8,558	NM

NM—not meaningful

Discussion of all significant variances

Revenue

	Three Months Ended June 30,
	2005	2006	Change	% Change
	(in thousands)
Enterprise	£55,865	£54,370	£(1,495)	(3)%
Carrier data	4,115	4,024	(91)	(2)%

	59,980	58,394	(1,586)	(3)%

Carrier voice	419	1,494	1,075	NM

Revenue from customers	£60,399	£59,888	£(511)	(1)%

NM—not meaningful

Our revenue decreased in the second quarter of 2006 compared with the same period in 2005 as a result of (i) the continuing run off of contract losses with HMRC and the DWP, (ii) the previously disclosed cessation of the contract with Royal Bank of Scotland and (iii) pricing reductions for certain telecommunication services. The revenue losses were partially offset by additional revenues from the British Council and MTS contracts and from other recently signed contracts such as the Crown Prosecution Service. We also experienced growth in carrier voice revenue.

Cost of Sales

	Three Months Ended June 30,
	2005	2006	Change	% Change
	(in thousands)
Cost of access	£19,686	£19,831	£145	1%
Customer-specific costs(1)	6,744	6,617	(127)	(2)%
Depreciation and amortization	4,252	5,473	1,221	29%
Third-party maintenance	4,246	4,100	(146)	(3)%

	£34,928	£36,021	£1,093	3%

(1)	For operating leases and cost-plus arrangements only.

Cost of sales increased in the second quarter of 2006 compared with the same period in 2005, primarily due to an increase in depreciation and amortization. The increase in depreciation and amortization was as a result of a one time reduction in depreciation in the second quarter of 2005 following the return of assets previously held under a finance lease to Network Rail.

Operating Expenses

Administrative Expenses. The increase in our administrative expenses in the second quarter of 2006 compared with the same period in 2005 was primarily due to a one time £4.1 million gain in the second quarter of 2005. This gain resulted from the release of a finance lease obligation related to assets held under a finance lease to Network Rail. This was partially offset by current year reductions in staff costs, office expenses and facilities costs and a favorable movement on foreign exchange. The reduction in staff costs is primarily due to accruing the 2006 annual bonus and other performance based compensation plans at a lower rate than in 2005. Office expenses and facilities costs were lower due primarily to a decrease in restructuring expenses. During the second quarter of 2005 we incurred additional facility closure restructuring charges as a result of a reduction in our estimated sublease income under the 2003 and prior restructuring plans.

Finance Charges, net. The decrease in the second quarter of 2006 compared with the same period in 2005 was primarily due to (i) a favorable exchange rate movement on the senior secured notes resulting in an unrealized £5.1 million gain on foreign exchange in the three months ended June 30, 2006 against an unrealized £4.3 million loss in the three months ended June 30, 2005, and (ii) finance revenue on the intercompany loans with GCE (see “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” for more information).

Results of Operations for the six months ended June 30, 2005 and 2006

The following table summarizes our profit and loss accounts for the six months ended June 30, 2005 and 2006.

	Six Months Ended June 30,
	2005	2006	Change	% Change
	(in thousands)
Revenue	£120,837	£118,492	£(2,345)	(2)%
Cost of sales	(70,624)	(70,716)	(92)	(0)%

Gross profit	50,213	47,776	(2,437)	(5)%

Operating expenses:
Distribution costs	(5,274)	(5,226)	48	1%
Administrative expenses	(27,179)	(27,238)	(59)	(0)%

	(32,453)	(32,464)	(11)	(0)%

Operating profit	17,760	15,312	(2,448)	(14)%

Finance revenue	632	1,188	556	88%
Finance charges	(22,132)	(7,598)	14,534	66%
Tax benefit	890	2,100	1,210	136%

(Loss) / profit for the period	£(2,850)	£11,002	£13,852	NM

NM—not meaningful

Discussion of all significant variances

Revenue

	Six Months Ended June 30,
	2005	2006	Change	% Change
	(in thousands)
Enterprise	£111,766	£108,122	£(3,644)	(3)%
Carrier data	8,240	8,261	21	0%

	120,006	116,383	(3,623)	(3)%

Carrier voice	831	2,109	1,278	154%

Revenue from customers	£120,837	£118,492	£(2,345)	(2)%

Our revenue decreased in the six months ended June 30, 2006 compared with the same period in 2005 for the reasons described above.

Cost of Sales

	Six Months Ended June 30,
	2005	2006	Change	% Change
	(in thousands)
Cost of access	£38,033	£37,861	£(172)	(0)%
Customer-specific costs(1)	13,837	13,266	(571)	(4)%
Depreciation and amortization	9,763	11,024	1,261	13%
Third-party maintenance	8,991	8,565	(426)	(5)%

	£70,624	£70,716	£92	0%

(1)	For operating leases and cost-plus arrangements only.

Cost of sales increased in the six months ended June 30, 2006 compared with the same period in 2005, primarily due to an increase in depreciation and amortization. The increase in depreciation and amortization was as a result of a one time reduction in depreciation in the second quarter of 2005 following the return of assets previously held under a finance lease to Network Rail. This increase in cost of sales is partially offset by a reduction in customer specific costs and third party maintenance, primarily due to contractual reductions.

Operating Expenses

Administrative Expenses. The increase in our administrative expenses in the six months ended June 30, 2006 compared with the same period in 2005 was due to a one time £4.1 million gain in 2005. This gain resulted from the release of a finance lease obligation related to assets returned to Network Rail. This was offset by current year reductions in our management fees, office expenses and facilities costs, and professional fees together with a favorable movement in foreign exchange. Our management fee (comprised of costs charged under the corporate services and shared services agreements) was lower due to reduced corporate overheads. Office expenses and facilities costs were lower due primarily to a decrease in restructuring expenses. During the six months ended June 30, 2005 we incurred (i) additional restructuring charges as a result of a reduction in our estimated sublease income under the 2003 and prior restructuring plans, and (ii) professional services costs, some of which were one-off due to preparations for our increased reporting requirements and the completion of the registered exchange offer. We did not incur these costs during the six months ended June 30, 2006.

Finance Charges, net. The decrease in the six months ended June 30, 2006 compared with the same period in 2005 was primarily due to (i) a favorable exchange rate movement on the senior secured notes resulting in an unrealized £6.6 million gain on foreign exchange in the six months ended June 30, 2006 against an unrealized £6.8 million loss in the six months ended June 30, 2005, and (ii) finance revenue on the intercompany loans with GCE (see “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” for more information).

Deferred Tax Benefit

During the six months ended June 30, 2006, we recognized a £2.1 million increase in our deferred tax asset due to sufficient positive evidence of the future realization of our tax assets which had been created by prior years’ losses.

Liquidity and Capital Resources

Financial Condition and liquidity

At June 30, 2006, our available liquidity consisted of £23.4 million of unrestricted cash and cash equivalents.

Our liquidity requirements arise primarily from capital expenditure, interest expense, and to a lesser extent, working capital requirements. Since the second quarter of 2003, our cash flows from operations have been sufficient to meet our liquidity needs. We expect that we will, from time to time, upstream cash to our parent and other group companies. In view of the losses that we have accumulated, it will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent are likely to be by way of intercompany loans. The terms of any intercompany loan made by us to our parent or its subsidiaries will be determined by our board of directors, in light of the restrictions in the covenants in the Indenture and our ongoing liquidity requirements. See “Relationships with our Parent Company and its Affiliates—Loans to Group Companies” under this item for a description of intercompany debt arrangements made by GCUK with our parent and other group companies.

As required by the Indenture, within 120 days after the end of the period beginning on December 23, 2004 and ending December 31, 2005 and for each twelve month period thereafter, GCUK must offer (the “Annual Repurchase Offer”) to purchase a portion of the senior secured notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of “Designated GCUK Cash Flow” from that period. “Designated GCUK Cash Flow” means GCUK’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. On April 18, 2006, GCUK commenced its Annual Repurchase Offer for the period from December 23, 2004 to December 31, 2005 and offered to purchase for cash up to £14.7 million in principal amount plus accrued interest of the senior secured notes. The Annual Repurchase Offer expired on May 17, 2006 with no tenders of the senior secured notes.

Indebtedness

At June 30, 2006, we had £203.1 million of outstanding indebtedness relating to the senior secured notes. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, in our 2005 annual report on Form 20-F, for a description of the senior secured notes. We are in compliance with all covenants under the indenture for the senior secured notes.

Cash Flow activity for the six months ended June 30, 2006

The following table is a summary of our consolidated statements of cash flows:

	Six Months Ended June 30,
	2005	2006	Change	% Change
	(in thousands)
Net cash provided by operating activities	£11,311	£15,804	£4,493	40%
Net cash used in investing activities	(3,950)	(34,706)	(30,756)	NM
Net cash used in financing activities	(2,515)	(2,531)	(16)	1%

Net increase/(decrease) in cash and cash equivalents	£4,846	£(21,433)	£(26,279)	NM

NM—not meaningful

Net Cash Flow from operating activities

Net cash provided by operating activities was £11.3 million and £15.8 million, respectively, for the six months ended June 30, 2005 and 2006. The increase was primarily the result of the favorable movement in working capital offset by the change in profit after adding back certain non-cash items. Changes in operating working capital (used in)/provided by operating activities were £(5.0) million and £3.3 million, respectively, for the six months ended June 30, 2005 and 2006. Changes in operating working capital are subject to significant variability from quarter to quarter depending on the timing of operating cash receipts and payments together with customer billing cycles and supplier invoicing. We incur interest expenditure on our finance leases and senior secured notes. Interest expenditure fluctuates from period to period as additional assets are covered by our finance leases and as the current portion of finance leases expire.

Net Cash Flow from investing and financing activities

During the six months ended June 30, 2006, capital expenditure increased by £3.9 million when compared to the same period in 2005 primarily due to the security accreditation of our Customer Network Operations Centre, the fit-out of our London head office, the installation of SAP and the upgrade of our operator services platform.

The Company made net loans to GCE of US$50.4 million (£27.6 million as of June 30, 2006) during the quarter. See “Relationship with our Parent Company and its Affiliates—Loans to Group Companies” for more information.

Finance Lease Obligations

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Our lease with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At June 30, 2006, the total liability under the Network Rail lease was £21.6 million, a decrease of £0.8 million during the six months ended June 30, 2006. The other finance leases have a total liability of £6.7 million outstanding and include voice equipment supporting various customers in addition to our own private branch exchanges. Obligations under finance leases are recognized in current and non current liabilities.

Off-Balance Sheet Arrangements

We no longer guarantee any indebtedness of our parent company.

Contractual Obligations

Our contractual cash commitments as at June 30, 2006 are as follows:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in thousands)
Debt obligations(1)	£23,391	£46,783	£47,850	£298,805	£416,829
Finance lease and hire purchase obligations	9,800	12,041	6,667	9,159	37,667
Operating lease obligations	14,666	26,839	17,613	48,662	107,780
Purchase obligations(2)	49,647	51,376	15,983	18,526	135,532
Pension obligations	918	1,867	1,906	4,718	9,409

	£98,422	£138,906	£90,019	£379,870	£707,217

(1)	The amounts presented include both principal and interest. As the operating cash flows will vary from period to period we have not predicted early purchases of the notes. The US$200.0 million principal has been translated for all periods at the June 30, 2006 rate of 1.8274 US dollars to one pound sterling. The US dollar interest for the remainder of the swap life, being 3.5 years, has been calculated using the swap rate of 1.945 US dollars for one pound sterling. The US dollar interest included thereafter has been calculated using the bond rate of 10.75% and has been translated at a rate of 1.8274 US dollars to one pound sterling. The pound sterling interest has been calculated using the bond rate of 11.75%.

(2)	Amounts represent contractual commitments to third parties to purchase network access services (£64.9 million) the undiscounted value of rental payments for restructured properties (£34.4 million), maintenance services for portions of our network (£24.3 million) and other purchase commitments (£11.9 million).

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures primarily designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Although not currently required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report on Form 6-K, management, with the participation of our Managing Director (the principal executive officer) and UK Finance Director (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. As part of this review, we considered the evaluation by our parent company of the disclosure controls and procedures of the GC Group, including ourselves, as discussed in GCL’s annual report on Form 10-K. We also considered control matters which had arisen in 2005 as described in our 2005 annual report on Form 20-F. Based upon this review, we have concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of June 30, 2006 due to deficiencies in internal control over financial reporting. These deficiencies, which were previously identified as a material weakness in internal control over financial reporting as of December 31, 2005 in our 2005 annual report on Form 20-F, can be summarized as a failure to maintain appropriate controls over the calculating, recording and reporting of depreciation expense. Please see our 2005 annual report on Form 20-F for a further description of this material weakness and a description of our remediation plan. Although we have taken significant measures to remediate the material weakness, as explained in our 2005 annual report on Form 20-F, we do not expect to complete testing of these control enhancements until later in 2006 and we do not believe that, as of June 30, 2006, the new measures had been in operation for a sufficient period of time to ensure remediation of the previously identified material weakness related to our IFRS financial statements and our standalone US GAAP financial statements.

Changes in Internal Control over Financial Reporting

During the second quarter of 2006, there were no material changes in our internal control over financial reporting.

Exhibit 99.2

Global Crossing Reports

GCUK’s Second Quarter 2006 Results

•	GCUK revenue reached inflection point.

•	Global Crossing announced intention to make a formal offer for UK-based Fibernet.

•	GCUK credit rating upgraded to B3 by Moody’s Investor Service.

FOR IMMEDIATE RELEASE: WEDNESDAY, SEPTEMBER 6, 2006

London—Global Crossing (NASDAQ: GLBC) today announced unaudited financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK), for the second quarter of 2006.

Highlights

Having achieved its first sequential growth of recurring revenue in six quarters, GCUK has returned to a trend of revenue growth. The company’s long-standing customer relationships in the government and rail sectors, as well as new corporate customers, have helped to propel this growth. In another move expected to enhance Global Crossing’s penetration of the UK market, Global Crossing Limited recently announced its intention to make a recommended offer for Fibernet Group Plc for cash in a transaction valued at up to 50.6 million British pounds sterling (US$96.1 million). A formal offer document will be posted this month and will be subject to certain closing conditions. Completion of the offer would accelerate Global Crossing’s development by increasing and diversifying its UK client base through the addition of Fibernet’s UK corporate and carrier customers.

GCUK’s continued financial performance was also positively reflected in its recently upgraded credit rating. On August 28, 2006, Moody’s Investor Service upgraded GCUK’s rating from Caa1 to B3 with a stable outlook. The rating agency stated that it recognized GCUK’s positive track record since its initial rating assignment in December of 2004, as well as the improved financial condition of GCUK’s parent, Global Crossing Limited, following the successful closing of two public offerings in May 2006. The offerings comprised $240 million in common equity and $144 million in convertible notes.

“For the first time in six quarters, our UK business has begun to show an increase in revenue, signaling an important turning point for future growth,” said John Legere, Global Crossing’s chief executive officer. “This positive development, combined with stable financials, new logo wins and the recent upgrade of our credit rating, shows that our UK business is healthy and will continue to be a strong contributor to Global Crossing as a whole. In addition, we recently announced our intention to make a recommended offer for Fibernet; completion of the offer would help to boost Global Crossing’s opportunity and market share in the UK.”

Revenue and Margin

GCUK’s revenue increased 2 percent to 60 million pounds in the second quarter of 2006. New customers such as the Crown Prosecution Service and Learning and Skills Council contributed significantly to the sequential improvement, and more recent wins for IP VPN services from National Express Group and health-and-beauty retailer Superdrug Stores will continue to bolster revenue growth in coming quarters. The “invest and grow” segment—that part of the business serving multinational enterprises and service providers with innovative IP services—accounted for 98 percent of GCUK’s revenue during the second quarter.

Adjusted gross margin (as defined in table 7 below) was 40 million pounds sterling for the second quarter of 2006, compared with 41 million pounds in the first quarter. The sequential decline was attributable to additional cost of access expense resulting from provisioning of new “invest and grow” customers in the second quarter.

Earnings

GCUK’s earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter, as defined in Table 5 that follows, was 13 million pounds sterling, compared with 14 million pounds in the first quarter of 2006.

GCUK’s net income for the second quarter of 2006 was 6 million pounds sterling, compared with net income of 5 million pounds sterling in the first quarter.

Cash Position

As of June 30, 2006, GCUK had 23 million pounds sterling of cash and cash equivalents. During the second quarter of 2006, GCUK paid 12 million pounds in interest on its senior notes, and 5 million pounds for capital expenditures and principal payments on capital leases. In May, GCUK provided intercompany loans denominated in dollars at a cash cost of 28 million pounds to other subsidiaries of Global Crossing Limited (GCL). The loans are guaranteed by GCL, have an effective interest rate of 13.5 percent and mature at the same time that the outstanding principal on GCUK’s senior secured notes is due.

Consistent with the Securities and Exchange Commission’s (SEC’s) Regulation G, the attached schedules include definitions of EBITDA and adjusted gross margin, which are non-GAAP financial metrics, as well as reconciliations of such measures to the most directly comparable financial metrics calculated and presented in accordance with International Financial Reporting Standards (IFRS).

International Financial Reporting Standards

GCUK’s results reported here include unaudited financial results for the three- and six-months ended June 30, 2006 and June 30, 2005, and an audited consolidated balance sheet as of December 31, 2005, in accordance with IFRS, as adopted by the European Union. GCUK’s second quarter 2006 and 2005 results were included in Global Crossing’s consolidated results previously reported on August 9, 2006, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Conference Call

Management has scheduled a conference call for Wednesday, September 6, 2006 at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 896 6027 or +44 (0) 870 001 3140. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Wednesday, September 6, 2006 beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Wednesday, September 13, 2006 at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21302140. UK callers may access the replay by dialing +44 (0) 870 000 3081 or 0800 692 0831 and entering reservation number 21302140.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to the strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

Global Crossing (UK) Telecommunications operates a high-capacity UK network connecting 150 towns and cities and reaching within just over one mile of 64 percent of UK businesses. The UK network is linked into the wider Global Crossing network that connects more than 300 major cities in 28 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe.

ABOUT GLOBAL CROSSING

Global Crossing provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 300 cities in 28 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. Global Crossing’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing

e-commerce to thrive. Global Crossing offers a full range of managed data and voice products including Global Crossing IP VPN Service, Global Crossing Managed Services and Global Crossing VoIP services, to 36 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs.

Please visit www.globalcrossing.com for more information about Global Crossing.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: the possibility that the proposed acquisition of Fibernet is not completed due to the failure of a closing condition or the making of a superior offer by another bidder; the material weakness in the company’s internal controls and the possible difficulties and delays it faces in improving such controls; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; covenants in the senior notes indenture which restrict financial and operational flexibility; slower than anticipated adoption by the industry of next generation products; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of the company’s directors; exposure to unreserved contingent liabilities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contacts

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Kendra Langlie

Latin America

+ 1 305 808 5912

LatAmPR@globalcrossing.com

Mish Desmidt

Europe

+ 44 (0) 1256 732 866

EuropePR@globalcrossing.com

Analysts/Investors Contact

Laurinda Pang

+ 1 800 836 0342

glbc@globalcrossing.com

Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise and carrier data	£58,394	£59,980	£116,383	£120,006
Wholesale voice	1,494	419	2,109	831

Consolidated revenues	£59,888	£60,399	£118,492	£120,837

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Six months ended
IFRS in IFRS Reporting Format	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	£59,888	£60,399	£118,492	£120,837
Cost of sales	(36,021)	(34,928)	(70,716)	(70,624)

Gross profit	23,867	25,471	47,776	50,213

Distribution costs	(2,454)	(2,672)	(5,226)	(5,274)
Administrative expenses	(14,021)	(11,986)	(27,238)	(27,179)

Operating profit	7,392	10,813	15,312	17,760

Finance revenue	742	145	1,188	632
Finance charges	(1,769)	(11,981)	(7,598)	(22,132)

Profit (loss) before tax	6,365	(1,023)	8,902	(3,740)

Tax (charge) benefit	—	(1,170)	2,100	890

Profit (loss) for the period	£6,365	£(2,193)	£11,002	£(2,850)

	Three months ended		Six months ended
IFRS in U.S. Reporting Format	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	£59,888	£60,399	£118,492	£120,837

Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(19,831)	(19,686)	(37,861)	(38,033)
Real estate, network and operations	(9,723)	(9,280)	(19,446)	(17,480)
Third party maintenance	(4,100)	(4,246)	(8,565)	(8,991)
Cost of equipment sales	(5,533)	(5,790)	(11,142)	(11,650)

Total cost of revenue	(39,187)	(39,002)	(77,014)	(76,154)

Selling, general and administrative	(7,441)	(9,926)	(15,090)	(20,432)
Depreciation and amortization	(5,975)	(4,624)	(11,858)	(10,487)

Total operating expenses	(52,603)	(53,552)	(103,962)	(107,073)

OPERATING INCOME	7,285	6,847	14,530	13,764

OTHER INCOME (EXPENSE):
Interest expense, net	(5,928)	(7,546)	(12,839)	(14,668)
Other income (expense), net	5,008	(324)	7,211	(2,836)

INCOME (EXPENSE) BEFORE BENEFIT (PROVISION) FOR INCOME TAXES	6,365	(1,023)	8,902	(3,740)
Benefit (provision) for income taxes	—	(1,170)	2,100	890

NET INCOME (LOSS)	£6,365	£(2,193)	£11,002	£(2,850)

Note:	The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS the company includes Cost of Access, Third Party Maintenance, Customer-specific costs and depreciation on network assets within Cost of sales.

Cost of revenue:

Under U.S. GAAP the company includes Cost of Access, Real estate, network and operations, Third Party Maintenance and Cost of equipment sales within Cost of revenue.

Foreign currency gains/(losses):

Under IFRS the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes which are included in finance costs and those related to loans to related parties which are included in finance revenue, whereas under U.S. GAAP all foreign exchange gains/(losses) are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Balance Sheets

Results below are in pounds sterling in thousands.

	June 30, 2006	December 31, 2005
	(unaudited)
Non-current assets
Intangible assets, net	£1,833	£1,296
Property, plant and equipment, net	125,542	129,005
Investment in associate	163	4
Retirement benefit asset	1,004	1,106
Derivative financial instrument	—	1,245
Trade and other receivables	30,611	3,669
Deferred tax assets	6,740	8,148

	165,893	144,473

Current assets
Trade and other receivables	47,085	59,954
Deferred tax assets	9,200	5,693
Derivative financial instrument	—	415
Cash and cash equivalents	23,414	44,847

	79,699	110,909

Total Assets	£245,592	£255,382

Current liabilities
Trade and other payables	£(58,933)	£(68,486)
Senior secured notes	—	(13,997)
Deferred revenue	(33,244)	(30,823)
Provisions	(2,768)	(2,980)
Obligations under finance leases	(7,101)	(6,681)
Derivative financial instrument	(441)	—

	(102,487)	(122,967)

Non-current liabilities
Trade and other payables	(718)	—
Senior secured notes	(203,137)	(195,097)
Deferred revenue	(99,718)	(103,850)
Retirement benefit obligation	(2,620)	(2,922)
Provisions	(11,194)	(11,603)
Obligations under finance leases	(21,225)	(23,661)
Derivative financial instrument	(1,102)	—

	(339,714)	(337,133)

Total Liabilities	(442,201)	(460,100)

Net liabilities	£(196,609)	£(204,718)

Capital and reserves
Equity share capital	£101	£101
Capital reserve	25,691	25,151
Hedging reserve	(1,525)	1,908
Accumulated deficit	(220,876)	(231,878)

Total Equity	£(196,609)	£(204,718)

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Cash Flow Statements (unaudited)

Results below are in pounds sterling in thousands.

	For the six months ended
	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)
Operating activities
Profit (loss) for the period	£11,002	£(2,850)
Adjustments for:
Finance costs (net)	6,410	21,500
Income tax	(2,100)	(890)
Depreciation of property, plant and equipment	10,560	8,076
Amortization of intangible assets	538	571
Share-based payment expense	540	907
Loss (gain) on disposal of property, plant and equipment	(46)	407
(Decrease)/Increase in provisions	(937)	1,237
Other	(359)	(49)

Operating cash flows before movements in working capital	25,608	28,909
Decrease in trade and other receivables	13,207	14,810
Decrease in trade and other payables	(9,896)	(19,763)

Cash generated from operations	28,919	23,956
Interest paid	(13,115)	(12,645)

Net cash provided from operating activities	£15,804	£11,311

Investing activities
Interest received	£1,552	£710
Proceeds from disposal of property, plant and equipment	8	10
Purchase of property, plant and equipment	(8,545)	(4,670)
Loans granted to related parties	(43,835)	—
Loan repayments received from related parties	16,114	—

Net cash used in investing activities	£(34,706)	£(3,950)

Financing activities
Repayments of capital elements under finance leases	£(2,531)	£(2,515)

Net cash used in financing activities	£(2,531)	£(2,515)

Net increase (decrease) in cash and cash equivalents	(21,433)	4,846
Cash and cash equivalents at beginning of period	44,847	21,193

Cash and cash equivalents at end of period	£23,414	£26,039

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of IFRS EBITDA to Profit (Loss) for the Period (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
IFRS EBITDA	£13,367	£15,437	£27,170	£28,247
Depreciation and amortization	(5,975)	(4,624)	(11,858)	(10,487)
Finance revenue	742	145	1,188	632
Finance costs	(1,769)	(11,981)	(7,598)	(22,132)
Taxation	—	(1,170)	2,100	890

Profit (loss) for period	£6,365	£(2,193)	£11,002	£(2,850)

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of EBITDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial metric, to profit (loss) for the period, which is the most directly comparable GAAP measure. Management believes that EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Definition:

IFRS EBITDA consists of profit (loss) for the period before taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

Table 6

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Profit (Loss) Under IFRS to U.S. GAAP (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit (loss) reported under IFRS	£6,365	£(2,193)	£11,002	£(2,850)
Reconciling items:
Push down of Global Crossing’s fresh start accounting:
—Deferred income	(1,141)	(1,040)	(2,282)	(2,212)
Long-term IRU agreements	(87)	(274)	(174)	(548)
Restructuring costs	49	13	175	12
Pensions	—	(4)	1	(8)
Dilapidation provisions	33	81	66	163
Share-based compensation	(35)	(90)	(189)	(116)
Income taxes	(525)	706	(2,542)	(729)

Income (loss) under U.S. GAAP	£4,659	£(2,801)	£6,057	£(6,288)

Table 7

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited)

Results below are in pounds sterling in thousands.

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£40,057	£40,713	£80,631	£82,804
Less:
Customer-specific costs	(6,617)	(6,744)	(13,266)	(13,837)
Third-party maintenance	(4,100)	(4,246)	(8,565)	(8,991)
Depreciation & amortization (included within cost of sales)	(5,473)	(4,252)	(11,024)	(9,763)

Gross Profit (IFRS)	£23,867	£25,471	£47,776	£50,213

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of Adjusted Gross Margin, which is considered a non-GAAP financial metric, to Gross Profit, which is the most directly comparable IFRS measure. Adjusted Gross Margin is presented to increase the comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted Gross Margin is revenue minus cost of access.

Gross Profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ PHIL METCALF
Name:	Phil Metcalf
Title:	Managing Director

Date: September 6, 2006